NEWS RELEASE

Brascan Real Estate Opportunity Fund Agrees

to Acquire U.S. Property Portfolio

3.2 million Square Feet in Seven Major Markets

Toronto, CANADA, October 3, 2005 - The Brascan Real Estate Opportunity Fund, (BREOF), established by Brookfield Asset Management (NYSE/TSX: BAM) (currently Brascan Corporation (NYSE/TSX: BNN)) in 2004, today announced that it has completed the acquisition of a portfolio of 25 commercial properties, primarily industrial and showroom, in seven major U.S. markets from Developers Diversified Realty (NYSE:DDR) for US$177 million.

The portfolio totals 3.2 million square feet and is comprised of:

•	12 properties in Dallas, TX totaling 1.2 million square feet
•	5 properties in Houston, TX totaling 656,000 square feet
•	3 properties in Norfolk, VA totaling 654,000 square feet
•	2 properties in Phoenix, AZ totaling 293,000 square feet
•	3 properties, one each in Milwaukee, WI, Orlando, FL, and St. Louis, MO, totaling 371,000 square feet.

A full portfolio listing is attached.

“The acquisition of this large portfolio of properties significantly expands our Fund, bringing the assets under management to approximately US$500 million and furthers our strategy of investing opportunistically in North American real estate”, commented David Arthur, President and CEO of BREOF. “The diverse markets in which these properties are located builds on our recent acquisition of a 900,000 square foot Washington, D.C. portfolio, as well as our existing investments in commercial real estate in Indianapolis and Toronto and our joint venture in U.S. student housing development. Together, the assets in the Fund provide us with the unique opportunity to put Brookfield Asset Management’s real estate platform and expertise to work in leasing and repositioning commercial real estate to create value and superior returns”.

With a target Fund size of $1 billion, BREOF continues to evaluate additional opportunities to acquire and reposition real estate in markets in which Brookfield Asset Management has access to superior market knowledge, or secondary markets with the appropriate risk profile. “Through active management, leasing and refinancing of undervalued properties” added Arthur, “we believe we can create enhanced returns for potential institutional investors in the Fund”.

Brascan Real Estate Opportunity Fund, established by Brookfield Asset Management (NYSE/TSX: BAM) (currently Brascan Corporation (NYSE/TSX: BNN)) in 2004, invests opportunistically in real estate in North America, including commercial office, industrial and mixed-use properties in major North American markets. Brookfield Asset Management is a specialist asset management company, with a focus on property, power and infrastructure assets. The company has $40 billion of assets under management including 70 premier office properties and over 130 power generating plants. For more information on the Fund, please visit Brookfield Asset Management’s website at: www.brascanam.com/Alternative/realestate_opportunity.htm.

Contact:

Brookfield Asset Management Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 Email: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

OFFICE AND INDUSTRIAL ACQUISITION PORTFOLIO

Location	Property Name	Gross Leasable Area
Dallas, TX	Northgate II	237,063
	Northgate III	257,289
	Valley View Commerical Park	139,398
	Carrier Place	83,520
	Gateway	79,029
	DFW North	74,704
	Meridian Street Warehouse	72,072
	Parkway Tech Center	69,547
	Shady Trail Business Center	68,043
	Beltline Business Center	60,245
	Valwood II Business Center	52,452
	Carpenter Center	46,473
Houston, TX	Commerce Center	296,400
	Plaza Southwest	151,898
	Commerce Park North	88,314
	Technipark Ten Service Center	71,647
	Westchase Park	47,702
Norfolk, VA	Norfolk Commerce Center	328,316
	Greenbriar Circle Corp	230,097
	Greenbriar Technology Center	95,458
Phoenix, AZ	Gateway West	155,587
	Washington Business	137,121
Milwaukee, WI	Northwest Business Park	143,114
Orlando, FL	Winter Park	119,883
St. Louis, MO	1881 Pine Street	107,548